SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to ______________________

Commission File Number 001-34786
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oritani Financial Corp.
370 Pascack Road
Township of Washington, New Jersey 07676

REQUIRED INFORMATION

Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator
Oritani Bank Employees Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all  material  respects, the net assets available for benefits of Oritani Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended,  in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The  supplemental  Schedule H, Part IV - Line 4i -  Schedule  of Assets (Held at End of Year) as of December 31, 2012, is presented for additional analysis and is not a required part of the basic financial  statements,  but is supplementary  information required by the Department of Labor's Rules and  Regulations  for Reporting and Disclosure under the  Employee  Retirement  Income  Security  Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the  basic financial statements and, in our opinion, is fairly stated  in all  material  respects  in  relation  to the  basic  financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey
June 28, 2013

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value:
Cash and cash equivalents	$320,282	279,738
Interest in common/collective trusts	5,594,762	4,362,593
Oritani Financial Corp. Common stock	3,084,238	2,552,749
Total investments, at fair value	8,999,282	7,195,080
Receivables:
Employer contribution receivable	4,029	3,909
Employee contribution receivable	17,000	16,500
Participant loans	188,118	239,768
Other receivables	4,819	2,452
Total receivables	213,966	262,629
Total assets available for benefits	9,213,248	7,457,709
Payables:
Acquisition payables	4,775	3,501
Total payables	4,775	3,501
Net assets available for benefits	9,208,473	7,454,208
Adjustment from fair value to contract value for interest in collective
trusts relating to fully benefit-responsive investment contracts	(31,656)	(18,227)
Net assets available for benefits	$9,176,817	7,435,981
See accompanying notes to financial statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012 and 2011

	2012	2011
Additions:
Investment income:
Net appreciation in fair value of investments	$1,048,723	215,686
Interest and dividend income	199,706	95,013
Net investment income	1,248,429	310,699
Contributions:
Employer	157,832	149,319
Employee	520,330	446,299
Total contributions	678,162	595,618
Total additions	1,926,591	906,317
Deductions:
Distributions	133,422	220,378
Administrative expenses	52,333	43,413
Total deductions	185,755	263,791
Net increase in net assets	1,740,836	642,526
Net assets available for benefits, beginning of the year	7,435,981	6,793,455
Net assets available for benefits, end of the year	$9,176,817	7,435,981
See accompanying notes to financial statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of Plan

The following description is provided for general information summary purposes. Participants of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the Plan) should refer to the Summary Plan document for more detailed and complete description of the plan provisions.

(a)	General

The Plan is a defined contribution employee savings plan covering all eligible employees of Oritani Bank (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Effective August 1, 2011, the Plan was amended to change eligibility from one or more years of service to three months of service and completion of 250 hours. Participating employees with three or more months of service are entitled to contribute to the Plan up to 50% (subject to certain IRS limitations) of their compensation, as defined in the Plan.

Effective August 1, 2011, the Plan was amended to allow all or a portion of a participant’s employee contribution to be designated as Roth elective deferrals.

The Bank matches up to 50% of the participants before tax contributions, up to 6% of compensation upon completion of one year of service and 1,000 hours.

(c)	Vesting

Plan participants are 100% vested in the account balance attributable to their voluntary contributions, as well as employer matching contributions, including related earnings therein.

(d)	Investment Options

A participant can elect to invest amounts credited to their account in any of the following investment funds: Invesco Stable Value Fund, SSgA Target Retirement 2055 Securities Non-Lending Series Fund, SSgA Target Retirement 2050 Securities Non-Lending Series Fund, SSgA Target Retirement 2045 Securities Non-Lending Series Fund, SSgA Target Retirement 2040 Securities Non-Lending Series Fund, SSgA Target Retirement 2035 Securities Non-Lending Series Fund, SSgA Target Retirement 2030 Securities Non-Lending Series Fund, SSgA Target Retirement 2025 Securities Non-Lending Series Fund, SSgA Target Retirement 2020 Securities Non-Lending Series Fund, SSgA Target Retirement 2015 Securities Non-Lending Series Fund, SSgA Aggressive Strategic Balanced Securities LSF, SSgA Conservative Strategic Balanced Securities LSF, SSgA S&P 500 Growth Fund, SSgA S&P Value Fund, SSgA Long U.S. Treasury Index Securities NLSF, SSgA Moderate Strategic Balanced Securities LSF, SSgA NASDAQ 100 Index Securities NLSF, SSgA International Index Securities Non-Lending Series Fund, SSgA S&P Flagship NLFS, S&P Midcap Index Securities NLSF, SSgA Russell Small Cap Index Securities NLSF, SSgA REIT Index Securities NLSF, SSgA Target Retirement Income Non-Lending Series, SSgA Short Term Investment Fund, Federated Government Money Market Fund, SSgA Bond Index Fund and Oritani Financial Corp. Stock.

(e)	Administrative Expenses

Reliance Trust Company (Trustee), professional and consulting fees are paid by the Plan.

(f)	Payment of Benefits

Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 70 1/2, except to the extent that their vested account balance as of the date of termination is less than $500; in which case, any interest in the Plan will be cashed out and distributed to the participant. On termination of service due to death, the value of the entire account will be payable to the participant’s beneficiary in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2012 and 2011

(g)	Participant Loans

Eligible participants may borrow from $1,000 up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The rate of interest for the term of the loan will be established as of the loan date, and is comparable to the rates of interest then in effect at a major banking institution (currently the Barron’s Prime Rate (base rate) plus 1%).

(h)	Distributions

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined under the Plan. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting.

(b)	Payment of Benefits

Amounts paid to participants are recorded upon distribution.

(c)	Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(d)	Investment Valuation and Income Recognition

Investments in employer securities are recorded at fair value on the last business day of the year based on quoted prices from national stock exchanges. Investments in common/collective trusts and money market accounts, are valued at their respective net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan belonging to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Invesco Stable Value Fund). The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract for fully benefit-responsive investment contracts. The estimated fair value of the Plan’s interest in the Invesco Stable Value Fund are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and the security-backed contracts are based on the estimated fair value of the underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2012 and 2011

(e)	Risks and Uncertainties

The Plan has various investments, directed by participants, common/collective trusts, and direct holdings in common stock of Oritani Financial Corp., the Parent Company of the Bank. These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risks associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Oritani Financial Corp. common stock is subject to various risks including concentration risk since the fund invests primarily in the common stock of Oritani Financial Corp. and, therefore, the performance of the fund is impacted by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Bank.

(f)	Effects of New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 represents the converged guidance of the FASB and the International Accounting Standards Board (IASB) on fair value measurement. A variety of measures are included in the update intended to either clarify existing fair value measurement requirements, change particular principles requirements for measuring fair value or for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend to change the application of existing requirements under Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and early application is not permitted. The Plan has adopted ASU 2011-04 effective January 1, 2012.

(g)	Reclassifications

Certain prior period amounts have been reclassified to conform with current year presentation.

(3)	Investments

The following presents investments for the year ended December 31, 2012 and 2011 that represented 5% or more of the Plan’s net assets:

	2012	2011
Oritani Financial Corp. Stock Fund	$3,084,238	2,552,749
Invesco Stable Value Fund (Contract Value of $829,757 and $764,191)	861,413	782,419
SsgA S&P Flagship NLFS	1,588,820	1,269,207
SSgA S&P MidCap Index Securities LSF	801,323	646,016

The Invesco Stable Value Trust Fund (the Fund or ISVT) invests in a representation of guaranteed investment contracts, bank investment contracts and/or wrapped portfolio of fixed income instruments. Collectively, these contracts are referred to as investment contracts.

A traditional GIC is a group annuity contract that pays a specified rate of return for a specific period of time and guarantees a fixed return after any benefit-responsive payments are made to participants. The issuer of a traditional GIC takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Fund. The Fund is subject to the general credit risk of the issuer. ISVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2012 and 2011

A bank investment contract is an investment contract issued by a bank, with features (other than annuity provisions) comparable to a GIC.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. Events disqualifying an underlying investment as high-quality include, but are not limited to, bankruptcy of the security issuer or default or restricted liquidity of the security. The portfolio is owned by the Fund. The Fund purchases a wrapper contract from an insurance company or other financial services institution. ISVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer. The portfolio, coupled with the wrap contract, attempts to replicate the characteristics of a traditional GIC.

The Fund one-year total return was 1.97% and 2.41% for 2012 and 2011, respectively.

The existence of certain conditions can limit the Fund’s ability to transact at contract value with the issuers of its investment contracts. Employer initiated events, if material, may affect the underlying economies of investment contracts. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Fund’s ability to transact at contract value with plan participants.

For the year ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,048,723 and $215,686, respectively. The net appreciation, by investment category, is as follows:

	2012	2011
Common stock	$497,526	111,206
Common/collective trusts	551,197	104,480
	$1,048,723	215,686

For the year ended December 31, 2012 and 2011, investment and advisory expenses were $52,333 and $43,413, respectively. The expenses are paid by the Plan.

(4)	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820, Fair Value Measurements and Disclosures, as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2012 and 2011

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Collective Trusts – These investments are valued at a daily calculated Net Asset Value as a practical expedient for fair value based on the fair value of the underlying investments.

Oritani Financial Corp. Common Stock – The investment is valued based on the last traded price of the common stock.

Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Illiquid credit markets have resulted in inactive markets for certain securities. As a result, there may be limited observable market data for these assets. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2012 and 2011

In accordance with ASC 820, Fair Value Measurements and Disclosures, the following table represents the Plan’s fair value hierarchy for its financial assets (cash and cash equivalents) measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Fair value measurements at December 31, 2012
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$320,282	320,282	—	—
Invesco Stable Value Fund	861,413	—	861,413	—
SSgA Target Retirement 2055
Securities Non-Lending Series Fund
	264	—	264	—
SSgA Target Retirement 2050
Securities Non-Lending Series Fund
	197	—	197	—
SSgA Target Retirement 2045
Securities Non-Lending Series Fund
	31,871	—	31,871	—
SSgA Target Retirement 2040
Securities Non-Lending Series Fund
	152	—	152	—
SSgA Target Retirement 2035
Securities Non-Lending Series Fund
	29,856	—	29,856	—
SSgA Target Retirement 2030
Securities Non-Lending Series Fund
	13,848	—	13,848	—
SSgA Target Retirement 2025
Securities Non-Lending Series Fund
	41,240	—	41,240	—
SSgA Target Retirement 2020
Securities Non-Lending Series Fund
	653	—	653	—
SSgA Target Retirement 2015
Securities Non-Lending Series Fund
	163,322	—	163,322	—
SsgA Aggressive Strategic
Balanced Securities LSF	273,143	—	273,143	—

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2012 and 2011

	Fair value measurements at December 31, 2012
	Total	Level 1	Level 2	Level 3
SSgA Conservative Strategic
Balanced Securities LSF	$114,846	—	114,846	—
SSgA S&P 500 Growth Fund	174,331	—	174,331	—
SSgA S&P Value Fund	251,090	—	251,090	—
SSgA Long US Treasury Index
Securities NLSF	303,268	—	303,268	—
SSgA Moderate Strategic
Balanced Securities LSF	100,450	—	100,450	—
SSgA Nasdaq 100 Index
Securities NLSF	256,215	—	256,215	—
SSgA International Index Securities
Non-Lending Series Fund	158,135	—	158,135	—
SsgA S&P Flagship NLFS	1,588,820	—	1,588,820	—
SSgA S&P MidCap Index
Securities NLSF	801,323	—	801,323	—
SSgA Russell Small Cap Index
Securities NLSF	237,239	—	237,239	—
SSgA REIT
Index Securities NLSF	126,068	—	126,068	—
SSgA Target Retirement Income
Non-Lending Series Fund	14	—	14	—
SSgA Bond Index Fund	67,004	—	67,004	—
Oritani Financial Corp. Stock	3,084,238	3,084,238	—	—
	$8,999,282	3,404,520	5,594,762	—

	Fair value measurements at December 31, 2011
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$279,738	279,738	—	—
Invesco Stable Value Fund	782,419	—	782,419	—
SSgA Target Retirement 2045
Securities Non-Lending Series Fund
	12,271	—	12,271	—
SSgA Target Retirement 2035
Securities Non-Lending Series Fund
	19,215	—	19,215	—
SSgA Target Retirement 2025
Securities Non-Lending Series Fund
	42,299	—	42,299	—

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2012 and 2011

	Fair value measurements at December 31, 2011
	Total	Level 1	Level 2	Level 3
SSgA Target Retirement 2015
Securities Non-Lending Series Fund
	$23,574	—	23,574	—
SsgA Aggressive Strategic
Balanced Securities LSF	203,209	—	203,209	—
SSgA Conservative Strategic
Balanced Securities LSF	91,744	—	91,744	—
SSgA S&P 500 Growth Fund	127,155	—	127,155	—
SSgA S&P Value Fund	204,269	—	204,269	—
SSgA Long US Treasury Index
Securities LSF	292,241	—	292,241	—
SSgA Moderate Strategic
Balanced Securities LSF	71,414	—	71,414	—
SSgA Nasdaq 100 Index
Securities LSF	135,478	—	135,478	—
SSgA International Index Securities
Non-Lending Series Fund	102,033	—	102,033	—
SsgA S&P Flagship NLFS	1,269,207	—	1,269,207	—
SSgA S&P MidCap Index
Securities LSF	646,016	—	646,016	—
SSgA Russell Small Cap Index
Securities NLSF	208,335	—	208,335	—
SSgA/Tuckerman US REIT
Index Securities LSF	83,201	—	83,201	—
SSgA Passive Bond Index	48,513	—	48,513	—
Oritani Financial Corp. Stock	2,552,749	2,552,749	—	—
	$7,195,080	2,832,487	4,362,593	—

There were no transfers between the levels of the fair value hierarchy for the years ended December 31, 2012 and 2011.

On a participant level funds may be withdrawn daily.

(5)	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 15, 2011, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2012 and 2011

(6)	Plan Termination

The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their accounts and are entitled to full distribution of such amounts.

(7)	Party-in-Interest Transactions

The Plan has investments in common stock of Oritani Financial Corp. Accordingly, these transactions qualify as party-in-interest transactions.

(8)	Reconciliation to Form 5500

Differences between the financial statements and the Form 5500 relates to the Trustee reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits and contributions as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits as reported in the
statement of net assets available for benefits	$9,176,817	7,435,981
Adjustment from Contract Value to Fair Value for
fully benefit responsive investment contract	31,656	—
Contributions receivable	(21,029)	(20,409)
Net assets available for benefits as disclosed in
Form 5500, Schedule H	$9,187,444	7,415,572

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust Schedule H, Part IV - Line 4i
Schedule of Assets Held at End of Year
ID# 22-1174955; Plan# 001
December 31, 2012

The following is a reconciliation of contributions and change in net assets available for benefits per the financial statements for the years ended December 31, 2012 and 2011, to Form 5500:

	2012		2011
		Change in		Change in
	Contributions	net assets	Contributions	net assets
As disclosed in the financial
statements	$678,162	1,740,836	595,618	642,526
Adjustment from Contract Value to
Fair Value for fully benefit	—	31,656	—	—
responsive investment contract
Contributions receivable-beginning
of year	20,409	20,409	20,327	20,327
Contributions receivable-end
of year	(21,029)	(21,029)	(20,409)	(20,409)
As disclosed in Form 5500,
schedule H	$677,542	1,771,872	595,536	642,444

(9)	Subsequent Events

The Bank has evaluated all subsequent transactions and events after the financial statement date through the date the financial statements were issued. Based on this evaluation, the Plan has determined that no subsequent events occurred, which would require disclosure in financial statements.

(Continued)

Oritani Bank Employees Savings & Profit Sharing Plan and Trust Schedule H, Part IV - Line 4i
Schedule of Assets Held at End of Year
ID# 22-1174955; Plan# 001
December 31, 2012

		Description of
		investment including
		maturity date, rate of interest,			Current
	Identity of issuer, borrower lessor or similar party	collateral, par, or maturity value		Cost **	value
	Cash and cash equivalents:
	Cash	—		**	$429
	SSgA short term investment fund	141,592	shares	**	141,592
	Federated government money market fund	178,261	shares	**	178,261
	Total cash and cash equivalents				320,282
	Interest in common/collective trusts:
	Invesco Stable Value Fund	67,988	units	**	861,413
	SSgA Target Retirement 2055 Securities Non-Lending Series Fund	24	units	**	264
	SSgA Target Retirement 2050 Securities Non-Lending Series Fund	14	units	**	197
	SSgA Target Retirement 2045 Securities Non-Lending Series Fund	2,270	units	**	31,871
	SSgA Target Retirement 2040 Securities Non-Lending Series Fund	9	units	**	152
	SSgA Target Retirement 2035 Securities Non-Lending Series Fund	2,109	units	**	29,856
	SSgA Target Retirement 2030 Securities Non-Lending Series Fund	830	units	**	13,848
	SSgA Target Retirement 2025 Securities Non-Lending Series Fund	2,892	units	**	41,240
	SSgA Target Retirement 2020 Securities Non-Lending Series Fund	40	units	**	653
	SSgA Target Retirement 2015 Securities Non-Lending Series Fund	11,586	units	**	163,322
	SsgA Aggressive Strategic Balanced Securities LSF	18,371	units	**	273,143
	SSgA Conservative Strategic Balanced Securities LSF	5,610	units	**	114,846
	SSgA S&P 500 Growth Fund	11,633	units	**	174,331
	SSgA S&P Value Fund	20,010	units	**	251,090
	SSgA Long US Treasury Index Securities NLSF	20,922	units	**	303,268
	SSgA Moderate Strategic Balanced Securities LSF	5,628	units	**	100,450
	SSgA Nasdaq 100 Index Securities NLSF	14,923	units	**	256,215
	SSgA International Index Securities Non-Lending Series Fund	11,082	units	**	158,135
	SsgA S&P Flagship NLFS	63,312	units	**	1,588,820
	SSgA S&P MidCap Index Securities NLSF	20,462	units	**	801,323
	SSgA Russell Small Cap Index Securities NLSF	9,030	units	**	237,239
	SSgA REIT Index Securities LSF	3,664	units	**	126,068
	SSgA Target Retirement Income Non-Lending Series	1	units	**	14
	SSgA Bond Index Fund	5,337	units	**	67,004
	Total interest in common/collective trusts				5,594,762
	Investment in employer securities:
*	Oritani Financial Corp. Stock	201,321	shares	**	3,084,238
***	Participant loans			—	188,118
					$9,187,400
*	Party-in-interest
**	Cost omitted for participant directed investments
***	Interest ranging from 4.25% to 9.25% and maturity date ranging from January 2013 to December 2017
See Report of Independent Registered Public Accounting Firm.

(Continued)

EXHIBIT INDEX

Exhibit Number            Exhibit

23.1                                Consent of Independent Registered Public Accounting Firm

(Continued)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORITANI BANK EMPLOYEES SAVINGS & PROFIT SHARING PLAN

Date: June 28, 2013	By:	/s/ Kevin Lynch
	Name:	Kevin Lynch
	Title:	President